

March 30, 2012

Via E-mail
Sophocles Zoullas
Chief Executive Officer
Eagle Bulk Shipping, Inc.
477 Madison Avenue
New York, New York 10022

     Re: **Eagle Bulk Shipping, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed March 15, 2012
           File No. 1-33831

Dear Mr. Zoullas:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock, page 38.</u>

1. You state that your vessels may call on ports located in "countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria," countries also subject to U.S. economic sanctions and export controls. Your annual report does not include disclosure regarding contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Include in your response a description of any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities owned or

controlled by the governments of those countries. Tell us also whether any vessels that you own, operate, or charter have provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

2. You state that the Comprehensive Iran Sanctions, Accountability, and Divestment Act "expands the application of the prohibitions" of the "former" Iran Sanctions Act to non-U.S. companies. In future filings, please revise your disclosure to remove any implication that (i) the prohibitions of the Iran Sanctions Act did not apply to certain activities of non-U.S. companies prior to its amendment by the Comprehensive Iran Sanctions, Accountability, and Divestment Act; and (ii) the Comprehensive Iran Sanctions, Accountability, and Divestment Act replaced, rather than amended, the Iran Sanctions Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance